NEWS RELEASE

TSX Trading Symbol: BZA
Frankfurt Symbol: AB2

AMERICAN BONANZA DRILLS GOLD IN QUARTZ VEINS AT LA
MARTINIERE

May 8, 2007 - American Bonanza Gold Corp. (TSX: BZA) (“Bonanza”) reports positive drill results from hole MD-07-14, which recently drilled 5 meters grading 5.1 grams per tonne gold and 4.4 meters grading 4.4 grams per tonne gold. The first two drill holes of the current drilling program show significant gold veins up to 5 meters in thickness.

The current core drilling program is following up significant gold intercepts encountered during the 2006 drilling at the 100% owned La Martiniere property in northern Quebec. Continued positive results from the current drilling would lead to more aggressive drilling to estimate a gold resource at La Martiniere. Thicker intercepts in the current program are a very positive sign, enhancing the potential for resource development at La Martiniere.

MD-07-14 was drilled between 2 previous intercepts located 200 meters apart and confirms the continuity of gold mineralization along strike. MD-07-15 was drilled down dip from previous intercepts and indicates continuity of quartz veining and gold mineralization 100 meters below previous drilling. The current results are from quartz veins selected from the core – additional sampling and assaying remain to be completed from these holes. The intercepts reported represent true thicknesses. More detailed results are shown in the table below. A drill hole location map can be viewed on Bonanza’s website at http://www.americanbonanza.com/I/maps/martiniere_may8.jpg.

Initial 2007 Phase II Drilling Results

Drill Hole #	From meters	To meters	Grade (g/t Gold)	Length meters	Grade (oz/t Gold)	Length feet
MD-07-14	126	131	5.09	5	0.15	16.40
including	127	128	9.24	1	0.27	3.28
	158	160	3.33	2	0.10	6.56
	166	171	4.47	4.4	0.13	14.44
including	169	170	7.88	1	0.23	3.28
MD-07-15	130.3	131.3	7.96	0.8	0.23	2.62

The current drilling program will consist of approximately 15 holes with a combined length of 4,000 meters that will test along strike and down dip from existing high grade gold intercepts. A recent interpretation of geophysical data indicates the gold zone may trend southeasterly from its known easterly extent. This concept will be tested by the current drilling. Additionally 2 holes will be drilled on geophysical anomalies 5 kilometers to the northwest of the main La Martiniere gold zone where previous drilling has encountered gold mineralization.

Previous drilling at La Martiniere has been focused on IP and Magnetic anomalies that have intersected a shear zone extending over 1000 meters in strike that has yielded high-grade gold intercepts. Associated with this shear zone is a quartz stockwork zone that consistently contains gold. Quartz veining within the shear zone are clearly late, cross cutting older Precambrian features that are in turn silicified. Quartz veins often show banding and typical epithermal features similar to veins that have been described in the Campbell Red Lake District.

Selected Previously Reported 2006 Gold Intercepts

Drill Hole #	From meters	To meters	Grade (g/t Gold)	Length meters	Grade (oz/t Gold)	Length feet
MD-06-01	124	126	1.79	2	0.05	6.56
MD-06-02	96.4	97.4	2.53	1	0.07	3.28
	116.3	117.25	4.23	1	0.12	3.12
MD-06-03	112.6	114.06	3.05	1.6	0.09	5.12
MD-06-05	53.1	60.2	3.78	7.1	0.11	23.29
Includes	53.1	54.2	13.45	1.1	0.39	3.61
	56.1	57.9	4.59	1.8	0.13	5.91
	59.5	60.2	4.79	0.7	0.14	2.30
MD-06-09	29.6	30.3	2.12	0.7	0.06	2.30
	131.5	133.1	18.45	1.6	0.54	5.25

The La Martiniere Project is in the northern Abitibi Greenstone Belt, a prolific gold producing area in Canada. The structural zone that hosts La Martiniere includes the Detour Lake Deposit located 30 kilometers to the west where over 2 million ounces of gold have been mined. La Martiniere and other gold occurrences in this greenstone belt occur along shear zones within metasedimentary and metavolcanic rocks.

All assaying and whole rock geochemistry is processed at the ALS-Chemex laboratory in Val-d'Or (Quebec). A Quality Assurance and Quality Control Assay Protocol has been implemented. Field samples received at the laboratory are weighed and bar coded, dried, and individually crushed 70% to under 2 millimetres; followed by pulverization (85% to 75 microns or -200 mesh) of a 250 gram split. The pulverized material is analyzed by the Atomic Absorption method (for the 5 to 10,000 ppb gold range) and the Fire-Assay method with gravimetric finish for assays over 1,000 ppb gold. Quality control samples are added to the assaying process. For Atomic Absorption, there is 1 blank, 1 control standard and 2 duplicates added to each batch of 36 pulverized samples. For Fire-Assay, there is 1 blank, 2 control standards and 3 duplicates added to each batch of 84 pulverized samples.

In other business, Mr. Robert Hawkins will be leaving Bonanza effective June 1, 2007 to pursue other business interests. Mr. Hawkins stated “While I remain extremely confident in the potential of Bonanza’s projects, I have made this decision for personal reasons.” Mr. Hawkins’ contributions have been appreciated and Bonanza wishes him much success in his future endeavors. Succession plans are being activated and a smooth transition has been implemented by management along with the project managers.

About Bonanza

Bonanza is a gold company engaged in the acquisition, exploration and development of high-grade gold properties located in the United States and Canada, areas chosen for their large gold endowments and stable political climates. Bonanza is advancing its high grade Copperstone gold property in Arizona towards production. Bonanza is well financed with no long-term debt. For additional information about Bonanza please visit our website at www.americanbonanza.com.

AMERICAN BONANZA GOLD CORP.

(signed) Brian Kirwin
President & Chief Executive Officer

The qualified person who is responsible for the preparation of the technical information in this press release is Robert Hawkins, Bonanza's Vice President, Exploration. Mr. Hawkins is a qualified person as defined by National Instrument 43-101 guidelines.

This news release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, including the likelihood of commercial mining and possible future financings are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include unsuccessful exploration results, changes in metals prices, changes in the availability of funding for mineral exploration, unanticipated changes in key management personnel and general economic conditions. Mining is an inherently risky business. Accordingly the actual events may differ materially from those projected in the forward-looking statements. For more information on the Company and the risks and challenges of its business, investors should review the Company's annual filing on Form 20F with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com

For further information call:
Longview Strategies Incorporated
Attention:    Michael Rodger
Phone:    604-681-5755

OR:
Susan L. Wilson, Corporate Communications
Phone: 604-688-7508
Email: info@americanbonanza.com